UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71243

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/23/2024 AND ENDING 06/30/2025
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Frontier One LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1033 Skokie Blvd., Suite 260
_____
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	404-371-4250	ckinzer@brokerageconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
_____
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N., Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5{e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forsyth III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Frontier One LLC _____, as of June 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

William D. Forsyth III

Title:

Co-President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FRONTIER ONE LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5
FOR THE PERIOD SEPTEMBER 23, 2024 (COMMENCEMENT OF OPERATIONS)
THROUGH
JUNE 30, 2025

This document is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

FRONTIER ONE LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Frontier One, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontier One, LLC (the "Company") as of June 30, 2025, and the related statements of operations, changes in members' equity and cash flows for the period beginning September 23, 2024 and ending June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Frontier One, LLC as of June 30, 2025, and the results of its operations and its cash flows for the period beginning September 23, 2024 and ending June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Frontier One, LLC's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 17, 2025

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

FRONTIER ONE LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash	$	184,856
Accounts receivable		44,578
Operating lease right of use, net of amortization of $5,798		33,201
Prepaid expenses		6,546
Deposits		10,071
Total assets		279,252

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	6,521
Operating lease liability		37,622
Total liabilities		44,143

MEMBERS' EQUITY — 235,109

Total liabilities and members' equity	$	279,252

The accompanying notes are an integral part of these financial statements.

FRONTIER ONE LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 23, 2024 (COMMENCEMENT OF OPERATIONS)
THROUGH JUNE 30, 2025

REVENUES:		
Referral fees	$	4,464
Consulting fees		135,000
Total revenues		139,464
EXPENSES:		
Professional services		45,870
Benefits		45,282
Occupancy		19,379
Other		39,965
Total expenses		150,496
NET LOSS	$	(11,032)

The accompanying notes are an integral part of these financial statements.

FRONTIER ONE LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 2024 (COMMENCEMENT OF OPERATIONS)
THROUGH JUNE 30, 2025

MEMBERS' EQUITY, SEPTEMBER 23, 2024	$	246,141
Net loss		(11,032)
MEMBERS' EQUITY, JUNE 30, 2025	$	235,109

The accompanying notes are an integral part of these financial statements.

FRONTIER ONE LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 23, 2024 (COMMENCEMENT OF OPERATIONS)
THROUGH JUNE 30, 2025

OPERATING ACTIVITIES:

Net loss	$	(11,032)
Amortization of operating lease right of use		5,798
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Change in assets and liabilities:		
Accounts receivable		(15,856)
Operating lease right of use, net		(1,377)
Prepaid expenses		8,872
Deposits		291
Accounts payable and accrued expenses		(11,038)
Net cash used by operating activities		(24,342)
NET DECREASE IN CASH		(24,342)
CASH AT BEGINNING OF YEAR		209,198
CASH AT END OF YEAR	$	184,856

Supplemental Cash Flows Disclosures:

Cash paid for taxes	$	-
Cash paid for interest	$	-

Supplemental Noncash Disclosures:

Operating lease right of use asses obtained from operating lease liability	$	38,999

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Frontier One LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized in the state of Illinois in March 2024, and became a broker-dealer registered with Securities and Exchange Commission, on September 23, 2024. As a limited liability company, the members' liability is limited to their equity contributions.

The Company engages in the business of referring institutional investors to registered investment advisors for their products and services, which may include interests in limited partnerships, limited liability companies, and similar alternative investment and private equity products. Frontier One also refers institutional investors to registered investment advisors that offer interests in collective investment funds maintained by a bank or trust company for the exclusive investment by employee benefit plans within the meaning of the Employee Retirement Income Security Act of 1974, as amended. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company did not hold any cash equivalents as of June 30, 2025.

Accounts receivable - Accounts receivable includes fees receivable for referral and consulting services. The Company evaluates accounts receivable for credit losses based on the Company's collection experience, the client's credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses was considered necessary as of June 30, 2025.

Leases – The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The lease requires that the Company make variable payments for the Company's proportionate share of the building's property taxes and insurance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2. Significant Accounting Policies (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Income taxes – The Company is organized as a limited liability company and is treated as a partnership for federal income tax purposes. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. The Company has no uncertain tax positions as of June 30, 2025.

Segment Reporting - The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Co-Presidents as the chief operating decision makers ("CODM"), who primarily use net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the above.

3. Revenue From Contracts with Customers

Significant Judgments

The Company recognizes revenue in accordance with FASB ASC 606. As such, revenue is recognized based on the assessment of individual contract terms, when performance obligations are met and there are no uncertainties surrounding collection. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Referral Fees

The Company earns referral fees based on contracted percentages of amounts invested by investors referred by the Company. Referral fees are usually earned for the duration of each investor's investment. The Company believes that the performance obligation is satisfied on the date the referred investor's initial investment is completed, since that is when the significant terms of the investment are agreed upon by the investor and the Company's client, and the risks and rewards of ownership of the securities have been transferred to the investor. Referral fees are generally paid on a quarterly basis following the end of the respective quarter.

3. Revenue From Contracts with Customers (continued)

Referral fees are considered variable consideration and are therefore recognized by the Company once it determines that it is probable that a significant revenue reversal will not occur. Since this uncertainty is dependent on the value of the investor's investment at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

Consulting Fees

The Company provides financial consulting to clients for which it receives monthly retainer fees. Retainer fees are recognized as revenue over time since the investor simultaneously receives and consumes the economic benefits of the services. Retainer fees for which performance obligations have not been satisfied are classified as unearned revenue on the accompanying Statement of Financial Condition. There was no unearned revenue as of June 30, 2025.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had net capital of $173,914 which was $168,914 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0629 to 1.

5.   Risks and Concentrations

Credit Risk Concentration

Financial instruments that potentially subject the Company to concentration of credit risk consists principally of cash and cash equivalents. The Company places its cash with high-credit quality financial institutions. From time to time, the Company may have amounts in deposit in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on its cash equivalents.

Revenue Concentration

For the year ended June 30, 2025, revenue from two clients individually exceeded 10% of total revenue and represented approximately 91% of total revenue in the aggregate (64% and 27% respectively). As of June 30, 2025, accounts receivable from two clients individually exceeded 10% of total accounts receivable and represented approximately 100% of accounts receivable in the aggregate (58% and 42% respectively).

6.   Operating Lease

The Company leases office space under a non-cancellable operating lease that commenced on September 1, 2024 and ends on December 31, 2027.

6.   Operating Lease (continued)

The components of lease cost for the year ended June 30, 2025 was as follows:

Operating lease cost	$ 12,420
Variable lease cost	4,112
Total lease cost	$ 16,531

Maturities of lease liabilities under the non-cancelable operating lease as of June 30, 2025 are as follows:

Year ended June 30:

	2026	$ 16,349
	2027	16,780
	2028	8,560
Total undiscounted lease payments		$ 41,679
Less imputed interest		(4,057)
Lease liability at June 30, 2025		$ 37,622

The lease's implicit rate was not readily determinable and accordingly, the Company used its incremental borrowing rate of 8.0%.

A security deposit of $5,362 was paid in connection with the above lease and is included in deposits on the accompanying Statement of Financial Condition as of June 30, 2025.

7.   Commitments and Contingencies

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of June 30, 2025, other than the operating lease commitment as stated in Note 6.

8.   Subsequent Events

The Company has evaluated events that have occurred through September 17, 2025, the date of the filing of this report. There were no material events or transactions occurring during the subsequent event reporting period which required recognition or disclosure in the financial statements.

FRONTIER ONE LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS OF JUNE 30, 2025

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	235,109
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(61,195)
NET CAPITAL	$	173,914
TOTAL AGGREGATE INDEBTEDNESS		10,942
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		168,914
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		167,914
Percentage of aggregate indebtedness to net capital		6.29%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report.

FRONTIER ONE LLC

SCHEDULE II
June 30, 2025

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



DSWD
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Frontier One, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Frontier One, LLC did not claim an exemption under paragraph (k) of 17 CFR section 240.15c3-3 and (2) Frontier One, LLC, is filing this Exemption Report relying on Footnote 74 of the Securities and Exchange Commission (SEC) Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to private placement arrangements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period beginning September 23, 2024 and ending June 30, 2025 without exception.

Frontier One, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontier One, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 C.F.R 240 17a-5, and related SEC Staff Frequently Asked Questions.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 17, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

FRONTIER ONE LLC

EXEMPTION REPORT
YEAR ENDED JUNE 30, 2025

Frontier One LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to referral business, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2025 without exception.

I, Bill Forsyth, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

William D. Forsyth III

Bill Forsyth

Co-President

September 17, 2025